Date: 10th December 2001

BHP BILLITON UPDATE ON BHP STEEL PUBLIC LISTING

BHP Billiton Chief Development Officer Chip Goodyear today provided an update on the proposed de-merger and public listing of BHP Steel including a brief overview of principles related to transaction terms.

An archived audio recording of the Australian teleconference is available via the following telephone numbers:

Australia 1800 655 401   International +61 3 9414 6837

A transcript of the briefing will be available from BHP Billiton's website at: www.bhpbilliton.com later this week.


R V Taylor - Assistant Company Secretary


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Registered Office: 600 Bourke Street Melbourne Victoria 3000
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A member of the BHP Billiton group which is headquartered in Australia